SIMPPLE LTD.

VIA EDGAR

November 22, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attn: Rebekah Reed

Re:	SIMPPLE LTD. Registration Statement on Form F-1 Filed November 17, 2023, as amended File No. 333- 275633

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SIMPPLE LTD. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on November 27, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ CHONG Jiexiang Aloysius
CHONG Jiexiang Aloysius Chief Executive Officer and Director

cc:	Loeb & Loeb LLP